Exhibit 4.41

TRANSFER AGREEMENT
IN RESPECT OF COMPREHENSIVE SERVICE AGREEMENT

between
China United Telecommunications Corporation Ltd.
and
China Unicom Corporation Limited
October 26, 2006

        This Transfer Agreement in respect of the Comprehensive Service Agreement (hereinafter referred to as the “Transfer Agreement”) has been entered into by the parties hereto on October 26, 2006 in Beijing, the People’s Republic of China (hereinafter referred to as the “PRC”):
(1)	Transferor:

China United Telecommunications Corporation Ltd. (hereinafter referred to as “Unicom A Share Company”)

Address: 29/F, No. 1033 Changning Road, Shanghai

Legal representative: Chang Xiaobing
(2)	Transferee:

China Unicom Corporation Limited (hereinafter referred to as “Unicom Operating Company”)

Address: Level 12, Office Tower 1, Henderson Centre, 18 Jianguomen Neidajie, Beijing

Legal representative: Chang Xiaobing
WHEREAS:
(1)	China United Telecommunications Corporation (hereinafter referred to as the “Unicom Group”) is a company with limited liability established and validly existing under the PRC laws and engages in the operation of comprehensive telecommunication business. Unicom A Share Company is a joint stock limited company established and existing under the PRC laws. Its shares have been listed and traded on the Shanghai Stock Exchange (hereinafter referred to as the “SSE”) since October 9, 2002. Unicom Group is the controlling shareholder of Unicom A Share Company;

(2)	Unicom A Share Company indirectly controls China Unicom Limited (hereinafter referred to as “Unicom Red Chip”) through China Unicom (BVI) Limited (hereinafter referred to as “Unicom BVI”). Unicom Red Chip is a company with limited liability incorporated in the Hong Kong Special Administrative Region of the PRC (hereinafter referred to as “Hong Kong”) and its shares are listed and traded in Hong Kong and the U.S. respectively;

(3)	Unicom Operating Company is a foreign invested enterprise established and existing under the PRC laws, and is wholly-owned by Unicom Red Chip. Unicom Operating Company principally engages in the operation of international and domestic long distance communications business (excluding international communications facilities business) within the PRC, internet business and IP telephone business, as well as mobile communications business in 30 provinces, autonomous regions and municipalities covering Beijing, Tianjin, Shanghai, Liaoning, Hebei, Shandong, Jiangsu, Zhejiang, Fujian, Guangdong, Hubei, Anhui, Sichuan, Xinjiang, Chongqing, Shaanxi, Guangxi, Henan, Heilongjiang, Jilin, Jiangxi, Shanxi, Inner Mongolia, Hunan, Hainan,

Yunnan, Ningxia, Gansu, Qinghai and Tibet;

(4)	On August 12, 2002, Unicom Group and Unicom A Share Company signed a Memorandum in respect of transactions between Unicom Group or its subsidiaries (excluding Unicom A Share Company and subsidiaries controlled by Unicom A Share Company) and Unicom Red Chip indirectly controlled by Unicom A Share Company and its subsidiaries after the listing of the shares of Unicom A Share Company (hereinafter referred to as “Memorandum on Connected Transactions”). According to the understanding reached under the Memorandum on Connected Transactions, if based on the Rules Governing the Listing of Shares on the Shanghai Stock Exchange (hereinafter referred to as the “SSE Listing Rules”) applicable from time to time, transactions between Unicom Red Chip or its subsidiaries and Unicom Group or its subsidiaries (excluding Unicom A Share Company and its subsidiaries) are subject to the approval of minority shareholders of Unicom A Share Company, and at the same time, based on the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (hereinafter referred to as the (“HKSE Listing Rules”) applicable from time to time, they are deemed to be connected transactions that are subject to the approval of the minority shareholders of Unicom Red Chips, such connected transactions shall be conducted in two steps: First step: an agreement shall be entered into between Unicom Group or its subsidiaries (excluding Unicom A Share Company and any subsidiaries controlled by it) and Unicom A Share Company or Unicom BVI in respect of any proposed transaction to specify the rights and obligations of the parties under the agreement (including, but not limited to, Unicom Group agreeing to the transfer of the rights and obligations of Unicom A Share Company or Unicom BVI under agreements to Unicom Red Chip or its subsidiaries); Second step: the transfer of the rights and obligations under the above-mentioned agreement by Unicom A Share Company or Unicom BVI to Unicom Red Chip or its subsidiaries;

(5)	For the purpose of the operation of telecommunications business by Unicom Operating Company, pursuant to the relevant provisions under the SSE Listing Rules, HKSE Listing Rules and Memorandum on Connected Transactions, Unicom Group and its subsidiaries (excluding Unicom A Share Company and subsidiaries controlled by it), through Unicom A Share Company, entered into the Comprehensive Service Agreement, the Comprehensive Service Agreement based on the Artificial Platform and the Building Lease Agreement (hereinafter referred to as the “Original Comprehensive Service Agreements”) with Unicom Operating Company in 2005 and pursuant to the above agreements, arrangements have been made for a series of continuing connected transactions arrangements (hereinafter referred to as the “Continuing Connected Transaction Arrangements”), which have been announced in accordance with the respective listing rules applicable to Unicom A Share Company and Unicom Red Chip Company and approved by their respective independent shareholders. The above Continuing Connected Transactions Arrangements have a term of two years, commencing on January 1, 2005 and ending on December 31, 2006; and

(6)	On October 26, 2006, Unicom Group and Unicom A Share Company entered into the Comprehensive Service Agreement.
Based on the actual implementation and amendments made since the Original Comprehensive Service Agreements came into effect, after the joint review and discussion and on the basis of equality and mutual benefit, the parties hereby agree on the following:
1.	Subject to the fulfillment of the conditions specified in Article 6 of this Transfer Agreement, the Transferor hereby agrees to transfer all its rights and obligations under the Comprehensive Service Agreement and its annexes to the Transferee, and the Transferee hereby agrees to accept the transfer of the rights and obligations of the Transferor under the Comprehensive Service Agreement.

2.	Once the Transferor has transferred its rights and obligations under the Comprehensive Service Agreement to the Transferee, the Transferee shall immediately assume all the rights and obligations of the Transferor under the Comprehensive Service Agreement. The Transferor shall immediately terminate all such rights and obligations under the Comprehensive Service Agreement that have been assumed by the Transferee.

3.	The Transferor hereby confirms that pursuant to Article 6 of the Comprehensive Service Agreement, Unicom Group has irrevocably agreed that the Transferor may transfer its rights and obligations under the Comprehensive Service Agreement to the Transferee and the transfer of the Transferor’s rights and obligations under the Comprehensive Service Agreement to the transferee is not subject to any further consent from Unicom Group.

4.	Each of the parties hereto warrants that it has the rights, powers and authority to enter into and perform this Transfer Agreement. Upon execution, this Transfer Agreement shall constitute legal, valid and binding obligations of the parties.

5.	The Transferee agrees to retain and perform the past and future rights and obligations under the Comprehensive Service Agreement pursuant to the terms and conditions specified in the Comprehensive Service Agreement within the effective term of the Comprehensive Service Agreement.

6.	Effectiveness

Subject to the fulfillment of the following conditions, this Transfer Agreement shall become effective simultaneously with the Comprehensive Service Agreement:
6.1	The shareholders’ general meeting of Unicom Red Chip approves the transfer by the Transferor of its rights and obligations under the Comprehensive Service Agreement to the Transferee pursuant to the applicable laws, regulations and listing rules;

6.2	The shareholders’ general meeting of the Transferor approves the execution and performance of the Comprehensive Service Agreement pursuant to the applicable laws, regulations and listing rules.
7.	Force majeure

If any party is unable to perform the relevant obligations under this Transfer Agreement in accordance with the applicable provisions as a result of any force majeure events, the occurrence and consequence of which are unforeseeable or unavoidable and cannot be overcome, such party shall immediately inform the other party of the situation and within fifteen days of any such occurrence, provide the relevant details and valid supporting documents for the failure or partial failure in performing or the reasons for the postponement of the performance of the relevant obligations under this Transfer Agreement and the related annexes. The parties shall negotiate with each other and decide whether to terminate, partly waive or postpone the performance of such obligations according to the extent of the impact of the force majeure events on the performance of the obligations.

8.	Confidentiality

Save as otherwise required by the laws or the relevant regulatory authorities, or for the purpose of any disclosures to be made by the Transferor to the SSE or Unicom Red Chip to The Stock Exchange of Hong Kong Limited, neither party shall be entitled to provide or disclose any data or information relating to the operations of the other party to any company, enterprise, organization or individuals without the permission in writing from the other party.

9.	No waiver

Unless otherwise required by the laws, no failure or delay by either party in exercising any of its rights, powers or privileges shall be deemed to be a waiver of such rights, powers or privileges, and any partial exercise of the rights, powers or privileges shall not prejudice the future exercise of such rights, powers or privileges.

10.	Notification

Any notice relating to this Transfer Agreement shall be made in writing and delivered by one party hereto to the other party by hand, by way of facsimile or by mail. If such notice is delivered by hand, it shall be deemed to have been served upon delivery. If it is sent by facsimile, it shall be deemed to have been served when the fax machine indicates the fax has been sent. If such notice is delivered by mail, it shall be deemed to have been served on the third working day (extended in the event of any statutory holidays) after dispatch of the mail. Any notice shall take effect once served.

Addresses of the parties hereto:

China United Telecommunications Corporation Ltd.	China Unicom Corporation Limited
Attention: Zhao Yilei	Attention: Yang Xiaowei

Postal address: 29/F, No. 1033	Postal address: Level 10, No. 133A,
Changning Road, Shanghai	Xidan Beidajie, Xicheng District, Beijing
Postal Code: 200050	Postal Code: 100032

11.	Governing law

This Transfer Agreement is governed by the PRC law and shall be construed and enforced in accordance with such law.

12.	Settlement of disputes

All disputes resulting from the execution of this Transfer Agreement or relating to this Transfer Agreement shall be settled by the parties through friendly negotiations. If an agreement for the settlement of the dispute cannot be reached within thirty (30) days upon request by one party for settling the dispute through negotiation, either party shall be entitled to refer the dispute to China International Economic and Trade Arbitration Commission to be solved through arbitration in Beijing by three (3) arbitrators pursuant to the then effective arbitration rules. The language for arbitration shall be Chinese. The arbitration decision shall be final and binding on both parties. Unless otherwise required by the arbitration tribunal, the arbitration fees shall be borne by the losing party.

13.	Others
13.1	Upon reaching agreements through negotiation, the parties may amend or supplement this Transfer Agreement and any such amendments or supplements shall take effect after executed in writing by the legal or authorized representatives of the parties and sealed with their common seals.

13.2	This Transfer Agreement is severable, that is, if any article under this Transfer Agreement is confirmed to be in violation of the laws and unenforceable, this shall not affect the validity and enforceability of any other articles of this Transfer Agreement.

13.3	This Transfer Agreement is signed in four copies with each party holding two copies. All copies shall have equal legal status.

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China United Telecommunications Corporation Ltd. (Common seal)
Legal or authorized representative:   /s/ Sun Qian
China Unicom Corporation Limited (Common seal)
Legal or authorized representative:   /s/ Tong Jilu